[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 6 to Registration Statement on Form S-11

File No. 333-183132

January 4, 2013

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission, via EDGAR, Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). Four clean copies of Amendment No. 6 and four copies that are marked to show changes from Amendment No. 5 to the Registration Statement, filed on December 12, 2012, are enclosed for your convenience along with three copies of this letter.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

    Senior Counsel

        United States Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549-7010

Encls.

Copy w/encls., to:

Ms. Kristi Marrone, Staff Accountant

Mr. Daniel Gordon, Accounting Branch Chief

Ms. Folake Ayoola, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Gary J. Wojtaszek, President and Chief Executive Officer

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007